UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ELANDIA, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

28413U 20 4 (CUSIP Number)

April 14, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 28413U 20 4

1	NAME OF REPORTING PERSON Stanford International Bank Ltd. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Antigua and Barbuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

5,626,508
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

5,626,508
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,626,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

42.9%
12	TYPE OF REPORTING PERSON

CO

CUSIP No.: 28413U 20 4

1	NAME OF REPORTING PERSON R. Allen Stanford S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

5,626,508
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

5,626,508
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,626,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

42.9%
12	TYPE OF REPORTING PERSON

IN

Item 1.
	(a)	Name of Issuer

The name of the Issuer is Elandia, Inc., a corporation organized under the laws of the State of Delaware.

	(b)	Address of Issuer’s Principal Executive Office

The address of the Issuer’s principal executive office is 1500 Cordova Road, Suite 312, Fort Lauderdale, Florida 33316.

Item 2.

	(a)	Name of Persons Filing

Stanford International Bank Ltd. (“SIBL”) and R. Allen Stanford (“Stanford”).

	(b)	Address of Principal Business Office, or if none, Residence

SIBL: No. 11 Pavillion Drive, St. John’s, Antigua

Stanford: 5050 Westheimer Road, Houston, TX 77056

	(c)	Citizenship

SIBL is a company organized under the laws of Antigua and Barbuda. Stanford is a citizen of the United States and Antigua.

	(d)	Title of Class of Securities

Common Stock, par value $.00001 per share, of the Issuer (the “Common Stock”).

	(e)	CUSIP Number

SIBL: 82773R 20 2

Item 3.

Not Applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned: SIBL is the holder of record of 5,626,508 shares of Common Stock. Stanford is the beneficial stockholder of SIBL. As a result of his ownership in SIBL, Stanford could be deemed to beneficially own 5,626,508 shares of Common Stock.

(b) Percent of Class: 42.9%.

(c) Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or direct vote: 5,626,508 shares

(ii) Shared power to vote or direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 5,626,508 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: ☐.

Item 6.	Ownership of Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

STANFORD INTERNATIONAL BANK LTD.

Date: December 11, 2006	By:	/s/ James M. Davis
	Name:	James M. Davis
	Title:	Chief Financial Officer

Date: December 11, 2006	/s/ R. Allen Stanford
R. Allen Stanford

EXHIBIT “A”

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, including amendments thereto, with regard to the Common Stock of Elandia, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

Date: December 1, 2006	/s/ R. Allen Stanford
R. Allen Stanford

STANFORD INTERNATIONAL BANK LTD.

Date: November 2, 2006	By:	/s/ James M. Davis
	Name:	James M. Davis
	Title:	Chief Financial Officer